Exhibit 18.1

February 29, 2012

Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, California 92610-2831

We have audited the financial statements of Kaiser Aluminum Corporation and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 29, 2012, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2011 of the change in date for your annual goodwill impairment test. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/DELOITTE & TOUCHE LLP

Costa Mesa, California